UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SELECTICA, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
816288104

(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS. Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,759,011

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,759,011

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,759,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS. Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,759,011

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,759,011

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,759,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS. Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,759,011

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,759,011

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,759,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by Versata Enterprises, Inc., Trilogy, Inc. and Joseph A. Liemandt with the Securities and Exchange Commission (the “Commission”) on November 13, 2008, relating to the common stock, par value $0.0001 per share, of Selectica, Inc. Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented with the following paragraph:
     Between November 13, 2008 and November 17, 2008, Versata used approximately $310,000 of Versata’s working capital to purchase 321,120 shares of common stock of the issuer reported as beneficially owned by Versata herein.
Item 4. Purpose of the Transaction.
     Item 4 is hereby amended and restated to read in its entirety as follows:
     The acquisition of securities of the issuer by Versata is for investment purposes.
     Each reporting person has recently made proposals to the issuer relating to the acquisition of certain (and potentially all) of the assets of the issuer. As reported in the initial Schedule 13D filed by the reporting persons on November 13, 2008, each reporting person plans to acquire additional shares of common stock of the issuer in open market or privately negotiated transactions. As described in Item 5, the reporting persons have purchased additional shares of the issuer’s common stock since the filing of the Schedule 13D on November 13, 2008. However, the ability of the reporting persons to acquire additional shares of common stock of the issuer has recently become uncertain due to the issuer’s adoption of an amendment to its rights agreement on November 17, 2008.
     On November 17, 2008, pursuant to a press release, the issuer announced that it had amended its rights plan to lower the beneficial ownership percentage from 15% to 4.99%. On November 18, 2008, the issuer filed a copy of the amendment to the rights agreement. Although the press release stated the amendment was not adopted in response to any effort to acquire control of Selectica, Selectica amended its rights plan two working days after the reporting persons filed its 13D. Further, the issuer, through its representatives, made an effort to contact a representative of the reporting persons to confirm that the reporting persons were aware of the amendment.
     The actions of the issuer, including, adoption of the amended rights plan creates uncertainty as to the reporting persons’ ability to acquire additional shares of the issuer’s common stock or otherwise make proposals [to acquire the issuer’s business] that will be a benefit to the shareholders of Selectica. The reporting persons are concerned that the amendment may be intended to favor certain potential acquirors of the issuer’s business over others.
     However, each reporting person plans to review its investment in the issuer on a continuing basis. Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) making a proposal or proposals to acquire more (and potentially all) of the equity interests in the issuer, including, without limitation, directly from certain (and potentially all) of the security holders of the issuer; (ii) making additional proposals relating to the acquisition of certain (and potentially all) of the assets of the issuer; (iii) making a shareholder proposal or proposals to request that the issuer consider one or more extraordinary transactions, such as a merger; (iv) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and (v) one or more combinations of the foregoing.
     Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 to this Schedule 13D or otherwise herein. The information contained in Exhibit 99.1 to this Schedule 13D and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
November 14, 2008	Versata Enterprises, Inc.	261,120	0	$.9602	Open market purchase
November 17, 2008	Versata Enterprises, Inc.	60,000	0	$.9954	Open market purchase
     (1) Excludes commission of $0.01 per share.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
     (d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
     (e) Not applicable.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 to this Schedule 13D or otherwise herein. The information contained in Exhibit 99.1 to this Schedule 13D and each other Item herein is incorporated by reference in answer or partial answer to this Item.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2008	VERSATA ENTERPRISES, INC.

	By:	/s/ Joseph A. Liemandt

	Name:	Joseph A. Liemandt
	Title:	Assistant Secretary

November 19, 2008	TRILOGY, INC.

	By:	/s/ Joseph A. Liemandt

	Name:	Joseph A. Liemandt
	Title:	President and Chief Executive Officer

November 19, 2008	JOSEPH A. LIEMANDT

	By:	/s/ Joseph A. Liemandt

	Name:	Joseph A. Liemandt